Exhibit 3.6a

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

ACCELPATH, INC.

The corporation organized and existing under and by virtue of the General Corporation laws of the State of Delaware does hereby certify:

First: That the Board of Directors of AccelPath, Inc. (the “Corporation”) by written consent of its board members, filed with the minutes of the Board adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation (the “Certificate of Incorporation”) of the Corporation:

RESOLVED, that the Certificate of Incorporation of the Corporation shall be amended such that Article IV, Section 1 of the Corporation’s Certificate of Incorporation be deleted and replaced with the following:

“SECTION 1. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Ten Billion (10,000,000,000) of which 9,995,000,000 shares of a par value of $0.001 per share shall be designated “Common Shares,” and 5,000,000 shares of a par value $0.001 per share shall be designated “Preferred Shares.”

Second: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

Third: That aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 4th day of April, 2014.

ACCELPATH, INC.

By:

/s/ Gilbert Steedley,

Chief Executive Officer